EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Cintas Corporation, Cintas Corporation No. 2, and certain other subsidiaries of Cintas Corporation and to the incorporation by reference therein of our report dated July 21, 2006, with respect to the consolidated financial statements and schedule of Cintas Corporation, Cintas Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cintas Corporation, included in Cintas Corporation’s Annual Report (Form 10-K) for the year ended May 31, 2006, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Cincinnati, OH
August 14, 2006